April 5, 2017

Securities and Exchange Commission
Public Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re:	Asset Management Fund; File Nos. 002-78808 and 811-03541

Dear Sir/Madam:

On behalf of Asset Management Fund, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 87 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 to add two new series, AAMA Income Fund and AAMA Equity Fund.

If you have any questions, please contact the undersigned at (312) 609-7753.

Very truly yours, John S. Marten